SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) **August 9, 2004**



Cross Country Healthcare, Inc.
(Exact name of registrant as specified in its charter)

Delaware	**0-33169**	**13-4066229**
(State or other jurisdiction	(Commission	(I.R.S. Employer
of incorporation)	File Number)	Identification No.)

6551 Park of Commerce Blvd., N.W., Boca Raton, FL 33487
(Address of Principal Executive Office) (Zip Code)

(561) 998-2232
(Registrant's telephone number, including area code)

Not Applicable
(Former Name or Former Address, If Changed Since Last Report)

Item 7.   Financial Statements, Pro Forma Financial Information and Exhibits.

(c) Exhibits.

        Exhibit   Description

        99.1   Press Release issued by the Company on August 9, 2004

Item 12.   Results of Operations and Financial Condition.

(a)   On August 9, 2004, Cross Country Healthcare, Inc. (the "Company") issued a press release announcing results for the quarter ended June 30, 2004, a copy of which is attached as Exhibit 99.1 to this Current Report on Form 8-K. This information is being furnished under Item 12 and shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liability of such section.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

CROSS COUNTRY HEALTHCARE, INC.

By: /s/ EMIL HENSEL

Name: Emil Hensel

Dated: August 11, 2004

Title: Chief Financial Officer

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Links

[Item 7. Financial Statements, Pro Forma Financial Information and Exhibits.](#)
[Item 12. Results of Operations and Financial Condition.](#)



Exhibit 99.1

NEWS

FOR IMMEDIATE RELEASE

CROSS COUNTRY HEALTHCARE REPORTS SECOND QUARTER 2004 RESULTS

BOCA RATON, Fla. – August 9, 2004 – Cross Country Healthcare, Inc. (Nasdaq: CCRN) today reported revenue of $167.3 million for the second quarter ended June 30, 2004, and net income of $5.1 million, or $0.16 per diluted share. This compares to revenue of $165.9 million and net income of $6.8 million, or $0.21 per diluted share, in the same quarter of the prior year, which included a $0.02 per diluted share after-tax loss on the early extinguishment of debt. On a sequential basis, revenue decreased 3% from the $172.6 million reported in the first quarter of 2004 due to normal seasonality while net income increased 5% from $4.9 million, or $0.15 per diluted share. Exceptionally strong cash flow from operations for the second quarter of 2004 of $18.5 million allowed the Company to reduce its long-term debt by 21% to $69.6 million at June 30, 2004 from $87.5 million at the end of the prior quarter.

For the first six months of 2004, Cross Country Healthcare reported a 4% increase in revenue to $339.9 million from $326.9 million in the same six-month period of 2003. Net income declined to $10.0 million, or $0.31 per diluted share, from net income of $13.9 million, or $0.43 per diluted share, in the first six months of the prior year. Cash flow from operations for the first six months of 2004 was $26.7 million.

"The operating environment for our nurse-staffing services continues to be challenging as we slowly transition from the demand constraints of the past 24 months toward a relatively more favorable supply constrained environment. Our second quarter revenue increased slightly year over year and modestly exceeded what we indicated in May. Our earnings per share were at the high end of our expected range and were sequentially one cent per share ahead of the prior quarter, but still below the prior year. We also continued to generate strong cash flow that allowed us to substantially accelerate the repayment of debt," said Joseph A. Boshart, President and Chief Executive Officer of Cross Country Healthcare, Inc.

"The increase in revenue from the prior year was due to our acquisition of Med-Staff in June 2003 and revenue growth in our clinical trials staffing, educational seminars and retained search businesses. Our profitability for the second quarter of 2004 declined from the prior year due to a decrease in our bill-pay spread, in part due to increased third-party administrative fees and co-marketing expenses that are accounted for as an offset to revenue, as well as higher housing and insurance costs, legal expenses, and compliance costs associated with the Sarbanes-Oxley Act of 2002," Mr. Boshart added.

"While demand is stronger in comparison to the prior year and our nurse-staffing volumes have largely stabilized, we continue to characterize the behavior of our hospital clients and nurse clients as cautious. Orders for contract travel-nurses remain well above year ago levels, but we have not yet seen a meaningful amount of winter seasonal orders. Thus, our prior hope for an upturn in our business in the second half of this year is somewhat delayed and our outlook anticipates a continuation of challenging conditions in the nurse staffing market for the remainder of this year," said Mr. Boshart.

Healthcare Staffing

For the second quarter ended June 30, 2004, the healthcare staffing business segment (travel and per diem nurse, allied health and clinical trials staffing) generated revenue of $153.0 million, a fractional decrease from revenue of $153.5 million in the same quarter of the prior year. Excluding the contribution from Med-Staff, segment revenue declined nearly 15% from the year ago quarter, primarily reflecting the year over year volume reduction in the organic nurse staffing business and partially offset by revenue growth in the clinical trials staffing and international nurse recruiting businesses.

During the second quarter, healthcare staffing volumes were up slightly year over year and declined 3% sequentially from the first quarter of 2004. Excluding Med-Staff, the healthcare staffing segment experienced a 14% year over year quarterly decrease in FTEs.

(more)

Contribution income (defined as income from continuing operations before interest, income taxes, depreciation and amortization and corporate expenses not specifically identified to a reporting segment), decreased 22% in the second quarter of 2004 to $15.0 million from $19.4 million in the same quarter of 2003, reflecting a decline in the bill-pay spread, housing and insurance costs, negative operating leverage as a result of lower organic nurse-staffing volume, offset partially by the Med-Staff contribution.

For the first six months of 2004, segment revenue increased on a year over year basis by more than 3% to $312.0 million from $301.7 million in the same period a year ago, and contribution income declined by 20% to $30.6 million from $38.3 million in the prior year period.

Other Human Capital Management Services

For the second quarter of 2004, the other human capital management services business segment (education and training, consulting, and retained search services) generated revenue of $14.3 million, a 15% increase from revenue of $12.4 million in the same quarter in the prior year. This was due to higher revenue from the educational seminars and the retained search businesses. Contribution income in the second quarter of 2004 improved to $2.3 million, an 85% increase over the same quarter a year ago, reflecting improvements in all of the businesses in this segment.

For the first six months of 2004, revenue for the other human capital management services segment increased 11% on a year over year basis to $27.9 million from revenue of $25.2 million for the first six months of 2003, while contribution income increased 49% to $3.9 million from $2.7 million in the prior year period.

Debt Repayment

During the second quarter of 2004, Cross Country Healthcare paid back $20.0 million of the outstanding term loan under its credit facility. Of this amount, approximately $19.0 million represented an optional pre-payment. At quarter end, $2.1 million was outstanding under the Company's $75 million revolving credit facility. At June 30, 2004, the Company had approximately $69.6 million of long-term debt and notes payable on its balance sheet, which represented a 17% debt to total capitalization ratio.

Stock Repurchase Program Update

The Company did not purchase any shares of its common stock during the second quarter of 2004. Instead, it focused its cash resources on the reduction of debt. The Company can purchase up to an additional 482,200 shares at an aggregate price not to exceed approximately $11.0 million under this previously authorized stock repurchase program. Under this program, the shares may be purchased from time-to-time in the open market and may be discontinued at any time at the Company's discretion. At June 30, 2004, the Company had approximately 32.0 million shares outstanding.

Legal Matter

On or about August 5, 2004, a lawsuit was filed against the Company, its Chief Executive Officer and President, and its Chief Financial Officer in the United States District Court for the Southern District of Florida by The City of Ann Arbor Employees' Retirement System purporting to sue on its own behalf and on behalf of all other persons who acquired the Company's Common Stock during the period October 25, 2001 through August 6, 2002.

The complaint alleges, among other things, that the defendants violated Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder by, among other things, issuing public documents and statements that were materially false and misleading concerning the Company's business, operations and prospects which artificially inflated the price of the Company's Common Stock. The complaint further alleges that defendants knew or recklessly disregarded that hospitals were hiring fewer of the Company's nurses; the shortage of nurses was no longer creating as strong a demand for temporary nurses; and the Company had problems with staffing orders being received from hospitals and then abruptly cancelled. Plaintiffs seek, among other things, class action status and unspecified damages.

(more)

This lawsuit is currently in the very early stages and a class has not been certified. As a result, the Company is unable at this time to determine its potential exposure. All defendants intend to vigorously defend this matter.

Guidance for Third Quarter of 2004

The following statements are based on current management expectations. Such statements are forward-looking and actual results may differ materially. These statements do not include the potential impact of any future mergers, acquisitions or other business combinations, pending legal matters or repurchases of the Company's common stock.

Based on the present demand dynamics in the healthcare staffing services marketplace, for the third quarter of 2004, Cross Country Healthcare is projecting revenue to be in the $163 million to $166 million range and EPS to be in the range of $0.14 to $0.16 per diluted share. For the time being, until the Company has greater visibility, it intends to provide revenue and EPS guidance only for the next quarter following each quarterly earnings period.

Quarterly Conference Call

Cross Country Healthcare will hold a conference call on Tuesday, August 10th at 10:00 a.m. Eastern Time to discuss its first quarter 2004 financial results. This call will be webcast live by CCBN and may be accessed at the Company's web site at www.crosscountry.com or by dialing 877-915-2769 from anywhere in the U.S. or by dialing 630-395-0021 from non-U.S. locations – Passcode: Cross Country. A replay of the webcast will be available through August 24th. A replay of the conference call will be available by telephone from approximately 12:00 p.m. Eastern Time on August 10th through August 24th by calling 800-839-1161 from anywhere in the U.S. or by calling 402-998-1106 from non-U.S. locations.

About Cross Country Healthcare

Cross Country Healthcare, Inc. is a leading provider of healthcare staffing services in the United States. The Company has a client base of over 3,000 hospitals, pharmaceutical companies and other healthcare providers across all 50 states. Copies of this and other news releases as well as additional information about Cross Country Healthcare can be obtained online at www.crosscountry.com. Shareholders and prospective investors can also register at the corporate web site to automatically receive the Company's press releases, SEC filings and other notices by e-mail.

This release contains forward-looking statements that are predictive in nature, that depend upon or refer to future events or conditions or that include words such as "expects", "anticipates", "intends", "plans", "believes", "estimates" and similar expressions are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results and performance to be materially different from any future results or performance expressed or implied by these forward-looking statements. These factors include: our ability to attract and retain qualified nurses and other healthcare personnel, costs and availability of short-term leases for our travel nurses, demand for the healthcare services we provide, both nationally and in the regions in which we operate, the functioning of our information systems, the effect of existing or future government regulation and federal and state legislative and enforcement initiatives on our business, our clients' ability to pay us for our services, our ability to successfully implement our acquisition and development strategies, the effect of liabilities and other claims asserted against us, the effect of competition in the markets we serve, and other factors set forth under the caption "Risk Factors" in the Company's 10-K for the year ended December 31, 2003. In addition, the Company cannot predict its ability to successfully defend itself, its subsidiaries, and its officers and directors on the merits of any lawsuit or determine its potential liability, if any. Although we believe that these statements are based upon reasonable assumptions, we cannot guarantee future results. Given these uncertainties, the forward-looking statements discussed in this press release might not occur. While it is the Company's intention to update its guidance quarterly, it should not be assumed that its silence over time means that actual events are occurring as expressed or implied in such forward-looking statements.

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For further information, please contact:
Howard A. Goldman
Director/Investor & Corporate Relations
Cross Country Healthcare, Inc.
Phone: 877-686-9779
Email: hgoldman@crosscountry.com

Cross Country Healthcare, Inc.
Condensed Consolidated Statements of Income
(Unaudited, amounts in thousands, except per share data)

	Three Months Ended June 30,		% Change	Six Months Ended June 30,		% Change
	2004	2003		2004	2003	
Revenue from services	$167,305	$165,912	1%	$339,917	$326,915	4%
Operating expenses:						
Direct operating expenses	127,195	124,928	2%	259,631	246,409	5%
Selling, general and administrative expenses	28,426	26,383	8%	56,521	51,396	10%
Bad debt expense	530	—	ND	1,156	—	ND
Depreciation	1,352	1,038	30%	2,945	2,106	40%
Amortization	527	818	(36)%	1,219	1,565	(22)%
Non-recurring secondary offering costs	—	16	(100)%	—	16	(100)%
Total operating expenses	158,030	153,183	3%	321,472	301,492	7%
Income from operations	9,275	12,729	(27)%	18,445	25,423	(27)%
Other expenses:						
Loss on early extinguishment of debt	—	960	(100)%	—	960	(100)%
Interest expense, net	1,012	655	55%	2,259	1,241	82%
Income from continuing operations before income taxes	8,263	11,114	(26)%	16,186	23,222	(30)%
Income tax expense	3,166	4,301	(26)%	6,232	8,987	(31)%
Income from continuing operations	5,097	6,813	(25)%	9,954	14,235	(30)%
Discontinued operations, net of income taxes	—	17	(100)%	—	(354)	100%
Net income	$ 5,097	$ 6,830	(25)%	$ 9,954	$ 13,881	(28)%
Net income/(loss) per common share - basic:						
Income from continuing operations	$ 0.16	$ 0.21		$ 0.31	$ 0.44	
Discontinued operations, net of income taxes	—	0.00		—	(0.01)	
Net income per common share - basic	$ 0.16	$ 0.21		$ 0.31	$ 0.43	
Net income/(loss) per common share - diluted:						
Income from continuing operations	$ 0.16	$ 0.21		$ 0.31	$ 0.44	
Discontinued operations, net of income taxes	—	0.00		—	(0.01)	
Net income per common share-diluted	$ 0.16	$ 0.21		$ 0.31	$ 0.43	
Weighted average common shares outstanding - basic	31,974	32,225		31,918	32,236	
Weighted average common shares outstanding - diluted	32,584	32,581		32,578	32,593	

_____

ND - not determinable

Cross Country Healthcare, Inc.
Condensed Consolidated Balance Sheets
(Amounts in thousands)

	June 30, 2004		December 31, 2003
	(Unaudited)		
Assets			
Current assets:			
Cash and cash equivalents	$ —	$	—
Accounts receivable, net	102,846		112,407
Income taxes receivable	2,153		2,310
Other current assets	12,305		12,572
Total current assets	117,304		127,289
Property and equipment, net	12,582		12,602
Goodwill, net	309,110		307,532
Trademarks, net	15,749		15,749
Other identifiable intangible assets, net	7,673		8,580
Other assets, net	2,755		2,972
Total assets	$ 465,173	$	474,724
Liabilities and Stockholders' Equity			
Current liabilities:			
Accounts payable and accrued expenses	$ 6,466	$	9,462
Accrued employee compensation and benefits	33,788		29,994
Current portion of debt and notes payable	3,671		4,944
Other current liabilities	4,450		3,358
Total current liabilities	48,375		47,758
Deferred income taxes	17,649		17,649
Long-term debt and notes payable	65,880		88,794
Total liabilities	131,904		154,201
Commitments and contingencies			
Stockholders' equity:			
Common stock	3		3
Additional paid-in capital	254,779		251,988
Other stockholders' equity	78,487		68,532
Total stockholders' equity	333,269		320,523
Total liabilities and stockholders' equity	$ 465,173	$	474,724

Cross Country Healthcare, Inc.
Segment Data (a)
(Unaudited, amounts in thousands)

	Three Months Ended June 30,			Six Months Ended June 30,		
	2004	2003	% Change	2004	2003	% Change
Revenue:						
Healthcare staffing	$ 153,015	$ 153,483	(0)%	$ 311,975	$ 301,726	3%
Other human capital management services	14,290	12,429	15%	27,942	25,189	11%
	$ 167,305	$ 165,912	1%	$ 339,917	$ 326,915	4%
Contribution income (b):						
Healthcare staffing	$ 15,033	$ 19,383	(22)%	$ 30,607	$ 38,285	(20)%
Other human capital management services	2,264	1,224	85%	3,946	2,651	49%
	17,297	20,607	(16)%	34,553	40,936	(16)%
Unallocated corporate overhead	6,143	6,006	2%	11,944	11,826	1%
Depreciation	1,352	1,038	30%	2,945	2,106	40%
Amortization	527	818	(36)%	1,219	1,565	(22)%
Non-recurring secondary offering costs	—	16	(100)%	—	16	(100)%
Loss on early extinguishment of debt	—	960	(100)%	—	960	(100)%
Interest expense, net	1,012	655	55%	2,259	1,241	82%
Income from continuing operations before income taxes	$ 8,263	$ 11,114	(26)%	$ 16,186	$ 23,222	(30)%

Cross Country Healthcare, Inc.
Financial Statistics
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2004	2003	2004	2003
Net cash provided by operating activities (in thousands)	$ 18,539	$ 12,397	$ 26,718	$ 28,270
FTEs (c)	5,806	5,735	5,909	5,625
Weeks worked (d)	75,478	74,555	153,634	146,250
Average healthcare staffing revenue per FTE per week (e)	$ 2,027	$ 2,059	$ 2,031	$ 2,063

(a) Segment data provided is in accordance with FASB Statement 131.

(b) Defined as income from continuing operations before interest, income taxes, depreciation, amortization and corporate expenses not specifically identified to a reporting segment. Contribution income is a financial measure used by management when assessing segment performance.

(c) FTEs represent the average number of contract staffing personnel on a full-time equivalent basis.

(d) Weeks worked is calculated by multiplying the FTEs by the number of weeks during the respective period.

(e) Average healthcare staffing revenue per FTE per week is calculated by dividing the healthcare staffing revenue by the number of weeks worked in the respective periods. Healthcare staffing revenue includes revenue from permanent placement of nurses.